

July 9, 2013

Michael M. Achary
Chief Financial Officer
Hancock Holding Company
One Hancock Plaza
P.O. Box 4019
Gulfport, Mississippi 39502

> **Re: Hancock Holding Company**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for Fiscal Quarter Ended**
> **March 31, 2013**
> **Filed May 8, 2013**
> **File No. 000-13089**

Dear Mr. Achary:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

December 31, 2012 Form 10-K

Item 6 – Selected Financial Data, page 27

1. We note the non-accrual loan balances for the five years presented on page 29. We further note that you have excluded non-accruing troubled debt restructurings ("TDRs") from the non-accrual balances presented on this page. On pages 98 and 47 you also present non-accrual loans; however on these pages you include non-accruing TDRs in the non-accrual loan balances. Please revise future filings to

either include a footnote to page 29 that states that non-accruing TDRs are excluded from the non-accrual loan balances presented or provide consistent non-accrual balances throughout the filing.

Management's Discussion and Analysis

Provision for Loan Losses, page 38

2. We note your discussion of a bulk loan sale that added $13.7 million to the provision for loan losses and $16.2 million in charge-offs toward the end of 2012. Please address the following:

   a. Tell us and revise future filings to disclose the recorded investment in loans, the additional provision for loan loss recorded and the charge-offs recorded by class of financing receivable. Please show this information separately for originated and purchase credit impaired loans.

   b. Tell us the recorded investment in loans individually evaluated and collectively evaluated for impairment.

      i. For loans individually evaluated for impairment, please quantify the amounts by impairment measurement methodology (present value of expected future cash flows discounted at the loan's effective interest rate, fair value of the collateral if the loan is collateral dependent, etc.)

      ii. For the loans measured based on the fair value of the collateral, please provide information for each loan detailing the date of the last appraisal, the appraised value, the recorded investment in the loan with an explanation for any difference as compared to the appraised value, and the amount for which you sold the loan. If there was a significant difference between the amount for which you sold the loan and the recorded investment, please provide us an explanation for the difference.

   c. Tell us in detail how the pricing of the loans was determined. Specifically tell us whether each loan was priced individually.

   d. Tell us how you incorporated the valuation information/data points obtained from the bulk loan sale in your measurement of credit impairment for loans individually measured at December 31, 2012.

   e. Tell us how you incorporated the valuation information/data points obtained from the bulk loan sale in your measurement of credit impairment for loans collectively measured at December 31, 2012. Specifically tell us the amount of charge-off's from the bulk sale included in your historical losses used in your allowance methodology.

Financial Statements

Note 4 – Loans, page 91

3. On May 2, 2012 we issued comment 8 which stated: "We note the disaggregated disclosure of your loan portfolio differentiated by originated loans, acquired loans, and covered loans and further by portfolio segments on page 86. We also note for the remainder of your footnote disclosures beginning on page 87 you aggregate your commercial, construction, and real estate portfolio segments into your commercial portfolio. Please tell us how you considered the guidance in paragraphs ASC 310-10-55-16 through 18 in determining whether these loan portfolios should be classified as a separate class of financing receivable for purposes of providing the all of the disclosures required by ASU 2010-20 or revise future filings to disclose these loan portfolios as separate classes of financing receivables. If you do not believe disclosing disaggregated information is warranted, please provide us with credit quality information (specific allowance, charge-off's, etc.) which supports your determination that these portfolios do not represent significant credit risks. Please provide us with your proposed revised disclosures as of March 31, 2012." In your response letter dated June 5, 2012 you state you are in the process of enhancing certain aspects of your allowance methodology and credit risk monitoring activities and you expect the refinements to take place by the end of 2012. In your 2012 Form 10-K and your March 31, 2013 Form 10-Q, we did not note enhanced disclosure of your segments. Please tell us when you believe you will be able to include the required disclosures.

Item 9A – Controls and Procedures, page 144

4. Please revise future filings to disclose the information required by Item 308(c) of Regulation S-K. Please tell us if there were any changes in your internal control over financial reporting during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

March 31, 2013 Form 10-Q

Note 2 - Fair Value – Fair Value of Assets Measured on a Nonrecurring Basis, page 9

5. You disclose that in some cases credit impairment of a collateral dependent impaired loan is measured using a discounted cash flow valuation technique using a range of 3.15% to 8% as the discount for expected levels of future cash flows.

Please clarify for us if you use the discounted cash flow technique to measure the fair value of the collateral and tell us the typical facts and circumstances regarding why you do not use a third-party appraisal to measure fair value of the collateral. Also explain to us why you consider the discounted cash flow technique to be a level 3 measurement but you consider the appraisal technique to be a level 2 measurement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3437 if you have any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant